FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 August 2016

HSBC HOLDINGS PLC INTERIM RESULTS 2016
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: Douglas Flint, Group Chairman; Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at http://www.hsbc.com/investor-relations/events-and-presentations. Full details of how to access the conference call appear below and details of how to access the webcast can also be found at: http://www.hsbc.com/investor-relations/events-and-presentations/interim-results-2016.
http://www.rns-pdf.londonstockexchange.com/rns/0529G_1-2016-8-2.pdf

Time: 2.30am (New York); 7.30am (London); and 2.30pm (Hong Kong).

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: HSBC
	Toll	Toll-free
UK	+44 20 3651 4876	0808 234 1369
US	+1 845 507 1610	+1 800 742 9301
Hong Kong	+852 3051 2792
International	+61 283 733 610
Replay access details (available until Friday, 2 September 2016, 11.00am BST):

Passcode: 69716099
	Toll	Toll-free
UK	+44 20 3701 4269	0808 234 0072
US	+1 646 254 3697	+1 855 452 5696
Hong Kong	+852 3051 2780	800 963 117
International	+61 290 034 211

Note to editors:
The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.
ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                           Date: 3 August 2016